Mail Stop 3561

April 24, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Robert Dyrbus
Finance Director
PO Box 244 Southville
Bristol BS99 7UJ
England

> **Re: Imperial Tobacco Group PLC**
> **Form 20-F for the year ended September 30, 2006**
> **Filed February 2, 2007**
> **File No. 001-14874**

Dear Mr. Dyrbus:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 20-F for the year ended September 30, 2006</u>

<u>Cover Page</u>

1. It is unclear from the cover page of your Form 20-F whether you have elected to comply with the requirements of Item 17 or Item 18 in preparing the financial statements included in your Form 20-F since both boxes have been marked. Please revise the cover page of future filings to clearly indicate that you have elected to comply with Item 17 of Form 20-F as noted on page 109 of the Form 20-F.

Item 5. Management's Discussion and Analysis

A. Operating Results, page 53

2. Please revise your disclosure in future filings to include a discussion of the reasons for the changes in amounts between periods for all significant income statement line items. For example, other operating charges increased 7.7% in 2006 but you have not provided any reasons for the increase in amount. Your disclosure should quantify and discuss the significant cost components within this broad category, such as licensing fees, product costs, product development costs, marketing costs, and any other significant components that would enable readers to understand your business better.

Item 15. Controls and Procedures A. Disclosure Controls and Procedures, page 105

3. We note your disclosure that the committee has reviewed the disclosure controls and procedures as of September 30, 2006 for their effectiveness. However, we do not believe that your disclosure concludes on the effectiveness of the disclosure controls and procedures as required by Item 15 of Form 20-F. Please tell us, and revise future filings to specifically state, your conclusion on the effectiveness of disclosure controls and procedures as of the end of the period covered by your Form 20-F. See Item 15(a) of Form 20-F.

Consolidated Financial Statements

Consolidated Income Statements, page F-4

4. Please provide us details, and revise future filings to disclose, the nature of any material amounts included in "other operating charges" on the face of the income statement. See paragraph 83 of IAS 1.

Notes to the Financial Statements

Note 1. Segmental Information, page F-20

5. We note your disclosure that reconciliations between adjusted and reported taxation are included in Note 6 and between adjusted and reported earnings per share in Note 8. In light of the fact that these measures are not disclosed as measures used by management in evaluating segment performance, we believe these measures would be considered non-GAAP measures for US GAAP purposes and would not be appropriate in the notes to the financial statements under US GAAP in accordance with Item 10(e)(1)(ii)(C) of Regulation SK. Please revise future filings to eliminate presentation of these "non-GAAP measures," or alternatively, confirm to us that these measures are required or expressly permitted by IFRS and are included in the annual report issued in your home country. See Question 28 of the SEC's *Frequently Asked Questions Regarding Non-GAAP Financial Measures*, issued in June 2003.

Note 3. Restructuring Costs, page F-24

6. We note that in 2006, restructuring costs were primarily in respect of the closure of the Liverpool and Lahr factories. We also note that in 2005, restructuring costs are in respect of the closure of factories in Plattsburgh, Montreal, Dublin and Treforest. Please tell us if any of the property and equipment at these factories should be separately presented as "held for sale" on the balance sheet at September 30, 2006 or 2005. See paragraph 6 of IFRS 5.

Note 8. Earnings Per Share, page F-27

7. Please revise future filings to disclose the number of instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. See paragraph 70(c) of IAS 33.

Note 9. Intangible Fixed Assets, page F-28

8. We note that you have determined that the Davidoff trademark has an indefinite life based on the fact that Davidoff is an established international brand with global growth potential. In light of the fact that your other trademarks are amortized over a useful life of 20 years or less, please tell us why you believe that it is appropriate to assign the Davidoff trademark an indefinite life for both IFRS and US GAAP purposes. As part of your response, please address the criteria

listed in paragraph 90 of IAS 38 for IFRS purposes and paragraph 11 of SFAS No. 142 for US GAAP purposes.

9. We note that you disclose the changes in cost and accumulated amortization for intangible assets for the year ended September 30, 2006. In future filings, please revise to include the changes in cost and accumulated amortization for intangible assets for each period for which a balance sheet is presented (i.e., October 1, 2004 through September 30, 2005 and October 1, 2005 through September 30, 2006). See paragraph 118 of IAS 38.

Note 10. Property, Plant and Equipment, page F-30

10. We note that you include a reconciliation of the cost and accumulated depreciation amounts for property, plant and equipment for the period October 1, 2005 through September 30, 2006. In future filings, please revise to include changes in the cost and accumulated depreciation for each period for which a balance sheet is presented (i.e., October 1, 2004 through September 30, 2005 and October 1, 2005 through September 30, 2006). See paragraph 73 of IAS 16.

Note 16. Borrowings and Financial Instruments

11. We note that several of the amounts included in your notes to the financial statements are presented in Euros rather than pounds sterling, your reporting currency. Please revise future filings to ensure that all amounts are presented in pounds sterling. A convenience translation is allowed for the most recent fiscal year-end, however the convenience translation is in addition to the amount presented in the reporting currency. See Rule 3-20 of Regulation SX.

Note 21. Share Schemes, page F-52

12. We note that during the year ended September 30, 2006 there were exercises of sharesave options, conditional awards and long-term incentive plan awards. Please tell us how you accounted for the proceeds received and the shares issued upon exercise of these options and awards, as it is not apparent from Note 22 where the amount was recorded in equity for the issuance of these shares.

Note 22. Changes in Equity, page F-57

13. We note from your disclosure in Note 21 that stock compensation expense for 2005 and 2006 was £11 million and £16 million, respectively. Please explain to us why these amounts do not appear to be included in the changes in equity as reflected in Note 22 on page F-57. For US GAAP purposes we would expect these amounts to be recorded as increases to shareholders' equity at the time they are recorded as expenses.

14. Please revise your statement of changes in shareholders' equity in future filings to include a reconciliation of the number of treasury shares held by the Company during the various periods presented.

15. We note your disclosure that cumulative goodwill of £2,410 million relating to acquisitions prior to 1998 was written off directly to reserves in line with the requirements of the accounting standards that were in force at the time. Please tell us when the goodwill was written off and tell us the effect, if any, that the write-off had on the financial statements for the years ended September 30, 2005 and 2006. In addition, please explain how this difference in accounting has been reflected in the reconciliations to US GAAP included in Note 31 to your financial statements.

Note 24. Acquisitions, page F-58

16. We note that in 2005 you acquired a 43% interest in Skruf Snus AB and we note from your disclosures in Note 32 that you have consolidated this entity in your financial statements. For US GAAP purposes, please explain to us why you believe it is appropriate to consolidate the entity rather than account for the investment using the equity method of accounting. See ARB 51, SFAS No. 94 and paragraph 17 of APB 18. If you believe you control this entity for US GAAP purposes, explain in detail your basis for this conclusion.

17. We note your disclosure that in December 2005, you made the final payment of deferred consideration in respect to the acquisition of Tobaccor SA. Please tell us, and disclose in future filings, the amount of the payment made and how you accounted for this transaction.

Note 28. Analysis of Net Debt, page F-60
Note 29. Reconciliation of Cash Flow to Movement in Net Debt, page F-60

18. We note your presentation of the measure "net debt" in Notes 28 and 29. In light of the fact that this measure is not disclosed as a measure used by management in evaluating segment performance in Note 1, we believe this measure is considered a non-GAAP measure for US GAAP purposes and would not be appropriate in the notes to the financial statements under US GAAP in accordance with Item 10(e)(1)(ii)(C) of Regulation SK. Please revise Note 31 to disclose that under US GAAP net debt would not be disclosed in the notes to the financial statements, or alternatively, confirm to us that these measures are required or expressly permitted by IFRS and are included in the annual report issued in your home country. See Question 28 of the SEC's *Frequently Asked Questions Regarding Non-GAAP Financial Measures*, issued in June 2003.

Note 30. Explanation of Transition to IFRS, page F-61
– Footnote (1)

19. We note that your adjustment for advertising and promotion expenses is presented as a decrease to revenue. In light of the fact that your disclosure indicates that this is a reclassification from other operating charges, and does not impact profit before tax, please explain to us why there is not an offsetting adjustment to profit from operations.

Note 31. Summary of Differences Between IFRS and US GAAP, page F-69

20. In view of the material differences and items that impact stockholders' equity, a reconciliation of a statement in changes in shareholders' equity using balances determined solely under U.S. GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on changes in the equity accounts on a U.S. GAAP basis. Please supplementally prepare and furnish us a U.S. GAAP statement in changes in stockholders' equity. As many registrants elect to include these U.S. GAAP balance prepared statements in the notes to the financial statements, we also encourage you likewise to consider this additional disclosure in future filings.

21. Please explain why there is an adjustment between IFRS and US GAAP increasing stockholders equity by 10 million pounds sterling for employee related benefits for fiscal 2005 when the adjustment between IFRS and US GAAP for this period to net income for employee related benefits is a 9 million pounds sterling decrease in net income.

22. We note from the disclosure on page F-10 that in connection with the transition to IFRS, and as permitted by IRFS 1, the translation differences arising on translation of non-sterling denominated group companies arising prior to October 1, 2004 have not been included as a separate component of equity. As this treatment is not permissible under US GAAP, please tell us and revise Note 31 to your financial statements to discuss and quantify the impact of this difference in accounting between IFRS and US GAAP.

 (ii) Goodwill and Other Intangible Assets

23. We note that in the reconciliation of equity shareholders' funds under IFRS to shareholders' funds under US GAAP, there is an adjustment to increase equity for other intangible assets and an adjustment to decrease equity for goodwill. Please explain to us the nature of both of these adjustments and tell us how the amount of these adjustments was determined or calculated. Also, please tell us and disclose in future filings the amount of consideration that was allocated to intangible assets, rather than goodwill, under US GAAP, and tell us the useful life of those assets. You should also tell us and explain in the notes to your financial statements in further detail how the adjustment from net income under IFRS to net income under US GAAP relating to amortization of intangible assets was calculated or determined.

(v) Deferred Tax

24. Please tell us, and disclose in future filings, the tax rate used in the calculation of this adjustment. Also, please indicate any adjustments which did not have a related tax effect.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3301 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief